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                           Filed by Public Service Enterprise Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)







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[EXELON LOGO]                                                      [PSEG LOGO]


News Release

FOR IMMEDIATE RELEASE


Contacts:

Exelon
Investor Relations: Michael Metzner, (312) 394-7696
Media Relations: Don Kirchoffner, (312) 394-3001

PSEG
Investor Relations: Brian Smith, (973) 430-6564
Media Relations: Paul Rosengren, (973) 430-5911

Brunswick Group:
Steven Lipin/Michael Buckley, 212-333-3810



  EXELON AND PSEG AGREE TO MERGE, FORMING THE NATION'S PREMIER UTILITY COMPANY

  Transaction Expected to be Earnings Accretive to Both Companies in First Year

     Combined Company Will Serve Over Seven Million Electric Customers and
         Two Million Gas Customers in Three States and Create Nation's
                        Largest Power Generation Platform

        Exelon to Provide Operating Assistance for PSEG's Nuclear Plants
                           Commencing January 2005

CHICAGO and NEWARK (December 20, 2004)--Exelon Corporation (NYSE: EXC) and Public Service Enterprise Group Incorporated (NYSE: PEG) announced today that they have entered into a definitive merger agreement to create Exelon Electric & Gas, the nation's largest utility. The merger, which has been unanimously approved by both companies' boards of directors, will create a combined company with total assets of approximately $79 billion, serving seven million electric customers and two million gas customers in Illinois, New Jersey and Pennsylvania. The combination of three utility franchises in three different states with service areas encompassing more than 18 million people will also allow for improved service and reliability with greater earnings predictability. The transaction is anticipated to be immediately accretive to both companies' earnings per share after closing.

The new company will have approximately $27 billion in annual revenues and $3.2 billion in annual net income. With a generation portfolio of approximately 52 thousand megawatts of domestic capacity, including long-term contracts, the combined company will be the nation's largest power generator and will be a leading U.S. wholesale power marketer. By sharing resources and best

                                     (more)





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practices, the merger will enhance operations and create efficiencies at all levels of the new company, including generation, transmission, distribution and power marketing.

Under the merger agreement, each common share of PSEG will be converted into
1.225 shares of Exelon. Following the merger, PSEG stockholders will own approximately 32%, or 306 million of Exelon Electric & Gas' pro-forma shares outstanding, and Exelon shareholders will own approximately 68%, or 650 million shares.

John W. Rowe, currently chairman, president and chief executive officer of Exelon, will become the president and chief executive officer of Exelon Electric & Gas upon completion of the merger and will be responsible for all operations of the combined company. Upon completion of the merger, E. James Ferland, currently chairman, president and chief executive officer of PSEG, will become non-executive chairman of the board of Exelon Electric & Gas until his planned retirement in the spring of 2007. The new board will be comprised initially of 12 members nominated by Exelon and 6 members nominated by PSEG.

Mr. Rowe said: "The combination of Exelon and PSEG is a compelling transaction that satisfies our stated criteria for a merger. It is accretive with sound returns, it can be accomplished without compromising our financial integrity, and it creates a strategic mix of assets. With complementary skills and common regulatory frameworks in three competitive state jurisdictions, all within the same regional transmission organization, we can create additional scale and scope that will provide operational synergies well into the future. This combination is a natural next step on the part of two companies whose assets, geography and strategies complement one another and whose partnership history is already established."

Mr. Ferland said: "This is a truly unique opportunity for two major companies. Exelon is the leader in the nuclear generation business and will have an immediate positive impact on our operations. By contrast, we are highly regarded for our expertise in transmission and distribution operations and retail auctions, which will be a valuable addition to Exelon's business. John Rowe will bring a wealth of executive experience and success to the new and larger organization. He is a good, strong leader who understands how to accomplish what we both envision: the creation of the ideal business model for the utility industry. Together with the talented employees of both companies, John will build a new business that will grow shareholder value and serve all our constituencies well."

Benefits of the Merger

The merger will deliver significant value to customers and shareholders of both companies:

    o Increased scale and scope in both distribution and generation. The broader service footprint, which includes three urban utility franchises, will allow for improved service and reliability with greater earnings predictability. The combined company will have a large and diverse generation portfolio of approximately 52 thousand megawatts of domestic capacity in multiple states, including about 20 thousand megawatts of low-cost nuclear generation. This will reduce all-in power generation and marketing costs and create a more balanced portfolio in terms of geography, fuel mix, dispatch, and load-serving capability. In addition, the bulk





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         of both companies' generation assets are strategically located within
         PJM, the nation's largest and best-functioning regional transmission organization and wholesale power market stretching from the mid-Atlantic to the Midwest. The result will be improved asset optimization by the combined power-marketing business of the new company.

    o Customer and community benefits. The merger will provide customer benefits by enhancing operations and strengthening reliability. The merged company will draw upon the intellectual capital, technical expertise and experience of a deeper and more diverse workforce. The combined company will also be better able to invest in and deploy new technologies to improve service. Exelon and PSEG have strong and improving records of safety, reliability and customer satisfaction, and the merged company will build on that success. Moreover, the companies will maintain their substantial presence in the cities and communities they serve, and will sustain their record of significant charitable and civic contributions and promotion of economic development. These improvements will benefit customers and their communities in terms of the quality and cost of service they receive.

     o Consistent profitability and growth. With its combination of regulated utility businesses and a large, unregulated, low-cost and low-emissions generation business, the new company will provide investors with strong and stable earnings and cash flow growth. About half of the combined company's earnings and cash flow will come from the three regulated utilities and half from the unregulated generation business. Operating in multiple states and geographic regions will further diversify risks and increase consistency of earnings, as will the larger, more diverse generation platform. This balanced strategy will enable the new company to prosper through changing energy markets and regulatory conditions. The improved nuclear operations will result in greater and more predictable output. Finally, the combined gas distribution businesses will complement the electric side of the regulated utilities, further balancing overall earnings and cash flow. PSEG's strategy to cease additional capital investments in PSEG Energy Holdings and to pursue sales of its international investments will be continued pending the closing of the merger and thereafter.

     o Continued financial strength. Increased scale and scope will also strengthen the balance sheet of the combined company, improving financial flexibility and better positioning it to meet the changing landscape of the energy industry into the future. This sound financial structure will provide the basis for continued investment in technology and other drivers of long-term growth. Exelon and PSEG have informed both Moody's and Standard & Poor's regarding today's announcement, and each of the rating agencies will issue its own press release regarding the merger. Exelon and PSEG believe, based on their own analysis, that Exelon Electric & Gas and its subsidiaries will have solid investment grade ratings following the closing.

     o Substantial synergies. Exelon and PSEG expect synergies from the merger to be approximately $400 million pre-tax in the first full year after closing, growing to $500 million annually by the second year, excluding out-of-pocket costs to achieve and transaction costs. Approximately 85% of these synergies are cost related and 15% are based on increased production at PSEG's nuclear plants. These savings and productivity improvements are based





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         on the proven capabilities of both companies, including implementing certain practices that have been successful under The Exelon Way transformation initiative. Savings are expected to come from the elimination of duplicative activities; improved operating efficiencies in nuclear and other generation operations; marketing and trading; corporate and business services and transmission and distribution, and supply chain benefits from improved sourcing. Approximately 70% of the synergies will come from the unregulated businesses, with the remaining 30% from the regulated utilities. A portion of any job losses will be offset by anticipated retirements and normal attrition. In addition, Exelon Electric & Gas will reduce the impact of the merger on the workforce through appropriate severance plans. Reductions due to the merger are estimated at approximately 5% of the consolidated workforce of approximately 28,000 employees. Approximately 38% of the post-merger workforce will be located in New Jersey. All union contracts will be honored.

     o Improved nuclear operations. Given Exelon's strong, successful performance in running the nation's largest nuclear fleet, the companies expect to realize improved stability, higher capacity utilization rates and lower costs from combining nuclear operations under one management. The companies have entered into a Nuclear Operating Services Contract ("NOSC") commencing on January 17, 2005 under which Exelon will provide personnel to work full time in the PSEG nuclear organization. Under the agreement, Exelon will supply senior personnel to oversee daily plant operations and to implement the Exelon Nuclear Management Model, which defines proven practices that Exelon has used to manage its successful nuclear performance improvement program. This will assist PSEG in improving the operations of the Salem nuclear facility, which is jointly owned with Exelon, and the adjacent Hope Creek nuclear facility. PSEG will remain license holder and retain responsibility for management oversight until the close of the merger, and will have full authority with respect to marketing of its share of the output from the facilities. This agreement should result in benefits to both companies in 2005.

     o Combined expertise in competitive markets. New Jersey, Pennsylvania and Illinois all have passed legislation bringing competition to the electric industry, and are in varying phases of the transition to full competition. The regulatory knowledge and experience of each company will enhance the merged company's ability to manage the transition to competition for the benefit of both customers and shareholders. In particular, PSEG's experience with the New Jersey auction process for procurement of power for regulated utility customers will be an important asset for ComEd as it nears the end of its transition period in Illinois, where a similar auction process is expected. In addition, Exelon and PSEG have been staunch advocates for competitive retail and wholesale markets in electricity and gas. This shared vision will allow the new company to be even more active in the promotion of competitive markets and the development of energy-related services.





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Dividend Policy

It is anticipated that the new company's Board of Directors will maintain Exelon's current dividend payout policy of 50% to 60% of earnings. The merger agreement stipulates that at closing, after giving effect to the exchange ratio in the merger, PSEG shareholders receive the same aggregate cash dividends on the Exelon Electric & Gas shares that they were receiving on their position in PSEG shares prior to the merger. In order to reflect a consistent payout, assuming a 4-cent annual dividend increase by PSEG in 2005 to $2.24 per share, Exelon would expect to raise its annual dividend from $1.60 to approximately $1.83 per share in 2005 immediately prior to the close of the merger, assuming a year-end 2005 close.

Headquarters

Following the merger, Exelon Electric & Gas will have its corporate headquarters in Chicago, the current location of Exelon's headquarters, and the company's energy trading operations and nuclear headquarters will be located in Pennsylvania. The headquarters of the combined generation company will be located in Newark, as will the PSE&G headquarters. This latter arrangement is similar to Exelon's continued significant presence in Philadelphia following the merger of Unicom Corporation (then parent company of ComEd) and PECO Energy in 2000.

Approvals and Timing

The merger is conditioned upon, among other things, the approval by shareholders of both companies, antitrust clearance and a number of regulatory approvals or reviews by federal and state energy authorities. These include the New Jersey Board of Public Utilities, the Pennsylvania Public Utility Commission, the Illinois Commerce Commission (notice filing only), the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the Securities and Exchange Commission (SEC) and either the Department of Justice (DOJ) or the Federal Trade Commission (FTC), depending upon which agency reviews the transaction. The companies intend to register the new company as a holding company with the SEC under the Public Utility Holding Company Act. The companies anticipate that the regulatory approvals can be obtained within 12-15 months and intend to seek shareholder approval in the second quarter of 2005.

The FERC and antitrust agency reviews will encompass a detailed review of the effect of the merger on wholesale competition and regulation. The company will work to secure necessary government approvals consistent with FERC's Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act.

Advisors

J.P. Morgan Securities Inc. and Lehman Brothers Inc. are serving as financial advisors to Exelon, and Morgan Stanley is serving as financial advisor to PSEG. Sidley Austin Brown & Wood LLP is serving as transaction counsel to Exelon, and Pillsbury Winthrop LLP is serving as transaction counsel to PSEG. Skadden, Arps, Slate, Meagher & Flom LLP is serving as regulatory counsel for Exelon, and Steptoe & Johnson LLP is serving as regulatory counsel to PSEG.





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Investor/Media Meeting and Webcast

Exelon and PSEG will hold a teleconference and webcast for the investment community and the media today at 1:00 PM EST. The dial in numbers for the call will be (800) 289-0572 (domestic) or ( 913)-981-5543 (international). It can also be accessed through both companies' websites at: www.exeloncorp.com and www.pseg.com.

A telephonic replay of the call will be available until December 28, 2004. The replay numbers are (888) 203-1112 and (719) 457-0820. The access code is 840128.

Exelon and PSEG will also host a press conference today, December 20, 2004 at 2:30 PM EST at PSEG's headquarters, located at 80 Park Plaza, Rooms 206-207, Newark, NJ. The press conference will also be available by teleconference and webcast. The dial in numbers for the press call will be (800) 406-5356 (domestic) or (913) 981-5572 (international). A replay of this call will be available by dialing (888) 203-1112 (domestic) or (719) 457-0820 (international) access code: 175664.

In addition, a satellite feed of today's press conference will be available simultaneously with the event. The details for the downlink are as follows and the feed is free for unrestricted use:

Satellite - Galaxy 11
Band - Ku
Transponder - 15
Orbital Slot - 91 Degrees West
DL Frequency - 12003 MHz
Polarity - Horizontal
Audio Subcarrier - 6.2/6.8

===============================================================================


Corporate Profiles

Exelon is one of the nation's largest electric utilities with approximately 5.1 million customers and more than $15 billion in annual revenues. The company has one of the industry's largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania and gas to more than 460,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC. For more information visit the company's website at www.exeloncorp.com.

PSEG is a major integrated energy and generation company with more than $10 billion in annual revenues. It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG. For more information, visit the company's website at www.pseg.com




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Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or Public Service Enterprise Group Inc. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.